Exhibit 99.1

Allot Communications Revises Revenue Outlook for 2007

Announces Date for Quarterly Conference Call

Hod Hasharon, ISRAEL – October 9, 2007 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced that the Company now expects to report revenues for 2007 in the range of $32 million to $35 million, which is lower than its previous guidance.

The Company anticipates that based on preliminary results for the third quarter ended September 30, 2007, revenues for the quarter will be approximately $7.0 million. These results reflect slow sales during the quarter coupled with delays in customer purchase decisions due to growing interest in the Company’s newly introduced 10GB Service Gateway product. In addition, during the quarter the Company received a $2 million order from a major telcom operator in Latin America. The Company expects that revenues from this order may be recognized over an extended period of time, most likely commencing during 2008.

The annual revenues are also expected to be affected by longer than originally anticipated sales cycles for the Company’s Service Gateway. The Company recently commenced trials of the Service Gateway product with potential customers and expects to generate some initial revenue from this product during the fourth quarter.

“Overall, despite the lumpiness in sales we are experiencing this year, we remain confident in our service provider strategy, our ability to execute on this strategy and on the long-term outlook for our DPI products,” said Rami Hadar, Allot’s President and CEO.

Conference Call & Webcast

The Company’s management team plans to host its quarterly conference call and webcast on November 7, 2007 at 8:30 AM EDT to discuss the quarterly results.

To access the conference call, please dial one of the following numbers: US: 1-866-966-9446, International: +44-1452-567-098, conference ID 20246146.

A replay of the conference call will be available from 1:00 pm EDT on November 8, 2007 through December 7, 2007 at 11:59 pm EDT.

To access the replay, please dial in the US: 1-866-247-4222, International: +44-1452-550000. Access code for both is 20246146#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on Allot’s website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations, including preliminary results for the third quarter; revenue guidance for the fiscal year; recognition of revenue for the Latin America order referred to above; and the commercial availability and performance characteristics of our Service Gateway, as well as the level of revenues to be generated therefrom. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the impact of the introduction of 10GB products by us and by our competitors on the sale of our existing products; whether the commercial availability of our Service Gateway remains on schedule; the market’s acceptance of our Service Gateway; the length of sales cycles for the Service Gateway; the review of our third quarter results and audit of our annual results; changes in general economic and business conditions and, specifically, a decline in demand for our products; our inability to timely develop and introduce new technologies, products and applications; loss of market; and those factors discussed under the heading “Risk Factors” in Allot’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com